UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

On October 19, 2023, the Board of Directors (the “Board”) of EpicQuest Education Group International Limited (the “Company”), appointed Xiaojun Cui to the Company’s Board of Director. Upon Ms. Cui’s appointment, the Board appointed Ms. Cui to be a member of the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Board and became chair of the Nominating and Governance Committee. In addition, the Board created a lead independent director position and designated Craig Wilson to serve as lead independent director.

On October 19, 2023, the Board, after recommendation of the Compensation Committee of the Board, approved the following compensation changes for the Company’s executive officers and directors for the fiscal year ending September 30, 2024:

Jianbo Zhang, CEO and Chairman – (i) Base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 100,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Zhenyu Wu, CFO and Director – (i) Base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 80,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Yunxia Xu, COO – (i) Base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 20,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Board of Director Compensation Plan – The non-employee director compensation plan has approved as follows: (i) annual cash retention: $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair- Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received a ten-year option to purchase 45,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year for existing non-employee Board members and in three years for initial Board members; and (viii) for the Lead independent director a ten-year option to purchase 15,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Elite Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu
Chief Financial Officer

Date: October 25, 2023